May 26, 2004

Via EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Kingsway Financial Services Inc.

Kingsway America Inc.

Kingsway U.S. Funding Inc.

Kingsway Financial Capital Trust I

Request to Withdraw Registration Statement on Form F-3

SEC File Number 333-100655

To Whom It May Concern:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Kingsway Financial Services Inc., Kingsway America Inc., Kingsway U.S. Funding Inc. and Kingsway Financial Capital Trust I (collectively, the “Registrants”) hereby respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form F-3 (File No. 333-100655) originally filed with the Commission on October 22, 2002, together with all exhibits and amendments thereto (the “Registration Statement”). The Registrants do not intend to conduct the offering of the securities as contemplated in the Registration Statement. The Registrants request that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Registrants confirm that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrants request, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements.

In addition, the Registrants request that its confidential treatment application also be withdrawn at this time and request the return of all materials previously filed with the Commission pursuant to confidential treatment requests. Please return these materials to Registrants’ counsel, Janet O. Love, Esq. of Lord, Bissell & Brook LLP, 115 South LaSalle St., Chicago, Illinois 60603.

The Registrants hereby respectfully request that the Commission issue a written order granting the withdrawal of the Registration Statement and confidential treatment application. Please fax a copy of the order to the Registrants’ counsel, Janet O. Love, Esq. of Lord, Bissell & Brook LLP, at (312) 896-6238. Please address any questions you may have to Janet Love at (312) 443-0238.

Very truly yours,

KINGSWAY FINANCIAL SERVICES INC.

/s/ W. Shaun Jackson

W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY AMERICA INC.

/s/ W. Shaun Jackson

W. Shaun Jackson
Vice President and Secretary

KINGSWAY U.S. FUNDING INC.

/s/ W. Shaun Jackson

W. Shaun Jackson
President and Secretary

KINGSWAY FINANCIAL CAPITAL TRUST I

/s/ Brian K. Williamson

Brian K. Williamson
Administrative Trustee